Exhibit (a)(1)(E)

This announcement is neither an offer to buy nor a solicitation of an offer to sell Shares. The Offer is being made solely by the formal Offer to Purchase forwarded to Stockholders of record and is not being made to, and tenders will not be accepted from or on behalf of, Stockholders residing in any State in which making or accepting the Offer would violate that jurisdiction’s laws. In those jurisdictions where the securities, Blue Sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser only by one or more registered dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH:

Up to 2,000,000 shares of common stock of
InvenTrust Properties Corp. (the “Company”)
at $1.55 per Share By
Liquidity Partners Trust I (the “Purchaser”)

The Purchaser is offering to purchase up to 2,000,000 shares of common stock (the “Shares”) in the Company, at a purchase price equal to $1.55 per Share, in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase and in the related Transfer Agreement for the offer (the “Offer”). THE OFFER, WITHDRAWAL RIGHTS, AND PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON DECEMBER 1, 2017, UNLESS THE OFFER IS EXTENDED.

Funding for the purchase of the Shares will be provided through the Purchaser’s existing cash and cash equivalents, liquid securities on hand and other financial resources. The Offer is not made for the purpose of acquiring or influencing control of the business of the Company. The Offer will expire at 5:00 P.M., Eastern Time on December 1, 2017, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the “Expiration Date”). The Purchaser will not provide a subsequent offering period following the Expiration Date. If the Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The minimum period during which the Offer must remain open following any material change in the terms of the Offer, other than a change in price or a change in percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances including the materiality of the change with respect to a change in price or, subject to certain limitations, a change in the percentage of securities ought or a change in any dealer’s soliciting fee. A minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to Stockholders. Accordingly, if prior to the Expiration Date, Purchaser increases (other than increases of not more than two percent of the outstanding Shares) or decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to Stockholders, the Offer will be extended at least until the expiration of such ten business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time. In all cases payment for the Shares purchased pursuant to the Offer will be made only after timely receipt of the Transfer Agreement, properly completed and duly executed, with any required signature guarantees, and any other documents required by such Transfer Agreement and successful transfer of ownership.

The tenders of Shares made pursuant to the Offer are irrevocable, except that Stockholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to CFX Direct, LLC a written notice of withdrawal through the Web Portal or at the address for CFX Direct, LLC set forth in the Transfer Agreement. In addition, tendered Shares may be withdrawn at any time on or after December 29, 2017, unless the tender has theretofore been accepted for payment as provided above. If tendering Stockholders tender more than the number of Shares that Purchaser seeks to purchase pursuant to the Offer, and the Purchaser is unable or unwilling to accept for payment such additional Shares, the Purchaser will take into account the number of Shares so tendered and take up and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Shares tendered by each tendering Share holder during the period during which the Offer remains open. The terms of the Offer are more fully set forth in the formal tender offer documents which are available from Purchaser at the Purchaser’s expense. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The tender offer documents contain important information which should be read carefully before any decision is made with respect to the Offer.  The Purchaser is also making the Offer and complete tender offer materials available on the internet for review at http://www.cfxtender.com/InvenTrust.  The Web Portal will also provide instructions for Stockholders to submit a completed Transfer Agreement electronically.

The tender offer documents may be obtained by written request to CFX Direct LLC (the “Tender Service Agent”), the Tender Service Agent for the Offer, or as set forth below.  For copies of the tender offer documents, call the Tender Service Agent at (646) 883-2396, make a written request addressed to CFX Direct, LLC, 226 W. Ojai Avenue #101-512, Ojai, California 93023 or email to tender@cfxtender.com.